EXHIBIT 20
NEWS FOR IMMEDIATE RELEASE


December 20, 1996                  For Further Information Contact:

                                   Edward M. George
                                   President and CEO   (304) 234- 9208
                                   WesBanco, Inc.

                                   or

                                   R. Brawley Tracy
                                   Chairman       (304) 768-9761
                                   Shawnee Bank, Inc.


WesBanco and Shawnee Announce Merger

     WesBanco, Inc. ("WesBanco") and Shawnee Bank, Inc. ("Shawnee") jointly announce today that they have entered into a Definitive Agreement and Plan of Merger providing for the acquisition of Shawnee by WesBanco through a merger of Shawnee into WesBanco Bank South Hills, a wholly-owned subsidiary of WesBanco, Inc. The joint announcement was made by Edward M. George, President and CEO of WesBanco, Inc., and R. Brawley Tracy, Chairman of the Board of Shawnee.

     Shawnee operates one bank with two offices located in South Charleston and Dunbar, Kanawha County, West Virginia. WesBanco presently operates two offices of WesBanco Bank South Hills in Charleston and Sissonville, Kanawha County, West Virginia.

     WesBanco also currently operates four banks and a mortgage company in West Virginia with 34 offices, and one bank in Ohio with five offices. Counties served in West Virginia include Brooke, Cabell, Hancock, Harrison, Kanawha, Marion, Monongalia, Ohio, Preston, Raleigh, Randolph, Tyler, Wetzel, Wirt, and Wood, while Belmont and Monroe are being served in Ohio.

     Pursuant to the terms of the Agreement, shareholders of Shawnee will receive 10.094 shares of WesBanco common stock for each share of Shawnee common stock. Shawnee reported total assets of $38.6 million and total shareholders equity of $5.5 million at September 30, 1996, and net income of $380,000, or $11.86 per share, through the third quarter of 1996. The transaction value is approximately $9,860,000 based upon WesBanco's recent per share market price of $30.50, or 183% of Shawnee's book value. This merger, which is based upon a fixed exchange ratio, will be accounted for as a purchase transaction.

     WesBanco anticipates issuing up to 323,280 shares of WesBanco common stock in the exchange. A portion of these shares will be obtained from Treasury balances with the remaining shares to be purchased in the market.

WesBanco and Shawnee Announce Merger
Page 2


     Mr. R. Brawley Tracy and Ms. Brenda H. Robertson,
President of Shawnee Bank, will be elected to the WesBanco Bank
South Hills Board of Directors.

Edward M. George, President and CEO of WesBanco, Inc., commented:

     "We are very pleased to have Shawnee join the WesBanco banking organization. The affiliation of WesBanco and Shawnee will give WesBanco a greater presence in Charleston, which is situated in an area that is enjoying significant economic activity. The combined organization is looking forward to providing expanded products and services to the existing customers of Shawnee."
R. Brawley Tracy, Chairman of the Board of Shawnee, commented:

     "The joining of our company with WesBanco affords us a great opportunity by combining our market presence with a company that has tremendous resources, already knows our community, and is committed to its growth and development. By joining WesBanco, we have provided an excellent investment for our shareholders and new levels of opportunity to our employees. The decision was also based on the similar philosophies of the two companies as they relate to customer services and Shawnee's anticipation that additional financial services would be available to existing and new customers."

       The transaction, which is subject to among other things approval by the appropriate regulatory authorities and the stockholders of Shawnee, is expected to be completed during the third quarter of 1997. LSC Financial, Inc. represented Shawnee as financial advisor in this transaction.

     At September 30, 1996, WesBanco had consolidated assets of $1.6 billion, deposits at $1.3 billion and net loans of $.9 billion. WesBanco is a multi-bank holding company headquartered in Wheeling, West Virginia, and operates four full-service banks in West Virginia and one in Ohio. The principal subsidiaries include: WesBanco Bank Wheeling, WesBanco Bank Barnesville, WesBanco Bank Fairmont, WesBanco Bank Parkersburg, WesBanco Bank South Hills, and WesBanco Mortgage Company. For the nine months ended September 30, 1996, WesBanco earned $16,073,000 which represents an annualized return on average assets of 1.4% and an annualized return on average equity of 10.3%.

     On December 17, 1996, the shareholders of Vandalia National Corporation, Morgantown, West Virginia, approved its acquisition by WesBanco through a merger of its subsidiary The National Bank of West Virginia, which operates three offices in Monongalia County, West Virginia. Consummation of this transaction is scheduled for December 30, 1996, when The National Bank of West Virginia will be merged into WesBanco Bank Fairmont.


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